                                 [Letterhead of]

                           CRAVATH, SWAINE & MOORE LLP
                                [New York Office]

                                                                    May 14, 2007

                              BioFuel Energy Corp.
                       Registration Statement on Form S-1
                               File No. 333-139203

Dear Ms. Long:

     BioFuel Energy Corp. (the "Company") has filed today with the Securities and Exchange Commission (the "Commission"), via EDGAR, Amendment No. 5
("Amendment No. 5") to its Registration Statement on Form S-1 (File No.
333-139203) (the "Registration Statement"). Four clean copies of Amendment No. 5 to the Registration Statement, and four copies that are marked to show changes from Amendment No. 4 to the Registration Statement, are enclosed for your convenience with three copies of this letter. Page references in the response are to pages in the marked copy of Amendment No. 5.

     Set forth below in bold font are the comments of the staff of the Commission (the "Staff") contained in your letter dated May 10, 2007, and immediately below each comment is the response of the Company with respect thereto.

Selected Financial Data, page 42

1.   WE HAVE REVIEWED YOUR RESPONSE TO COMMENT 1 IN OUR LETTER DATED MAY 8,
     2007. PLEASE ENHANCE YOUR DISCLOSURE REGARDING THE ANTICIPATED STOCK SPLIT
     SO THAT IT IS SIMILAR TO THE DISCLOSURES PRESENTED ON PAGE 39.

                                                                               2

     The Company has revised the disclosure in Amendment No. 5 to the
     Registration Statement accordingly. (See pages 42 and 43).

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
--------------------------------------------------------------------------
OPERATIONS, PAGE 43
-------------------

SUMMARY OF CRITICAL ACCOUNTING POLICIES, PAGE 53
------------------------------------------------

SHARE-BASED COMPENSATION, PAGE 53
---------------------------------

2.   PLEASE TELL US WHAT CONSIDERATION YOU GAVE TO IDENTIFYING AS AN EXPERT, AND
     FILING A CONSENT FROM, THE INDEPENDENT VALUATION FIRM WHO PERFORMED THE
     VALUATION OF YOUR CLASS M, C AND D UNITS. RULE 436(B) OF REGULATION C
     REQUESTS THAT YOU EITHER IDENTIFY THE CONSULTANT AND INCLUDE A CONSENT, OR
     REVISE YOUR DISCLOSURE TO ELIMINATE THE REFERENCE TO THE CONSULTANT. PLEASE
     ADVISE OR REVISE.

     The Company has revised the disclosure in Amendment No. 5 to the
     Registration Statement to eliminate the reference to the consultant. (See pages 54 and 55).

COMPENSATION DISCUSSION AND ANALYSIS, PAGE 84
---------------------------------------------

3.   PLEASE DISCUSS YOUR CHAIRMAN'S AND CEO'S ROLE IN THE COMPENSATION-SETTING
     PROCESS, IF ANY, AND CLEARLY STATE WHO MADE THE COMPENSATION DECISIONS YOU
     REFER TO THROUGHOUT YOUR CD&A. WE NOTE YOUR DISCLOSURE ON PAGE 87. HOWEVER,
     IT IS NOT CLEAR WHAT YOU MEAN BY YOUR STATEMENT THAT THE BOARD AND THE
     COMPENSATION COMMITTEE "GENERALLY SEEK INPUT FROM" MR. EDELMAN AND MR.
     PEARCE.

     The Company has revised the disclosure in Amendment No. 5 to the
     Registration Statement accordingly. (See pages 86, 87, 88 and 89).

4.   PLEASE CLARIFY HOW THE DETERMINATIONS WERE MADE FOR THE 2006 AND 2007 LLC
     UNIT DISTRIBUTIONS TO THE EXECUTIVE OFFICERS. ALSO EXPLAIN WHO MADE THESE
     DETERMINATIONS.

     The Company has revised the disclosure in Amendment No. 5 to the
     Registration Statement accordingly. (See page 89).

5.   REFER TO THE LAST PARAGRAPH OF SECTION II.B IN RELEASE NO. 37-8732A, WHICH
     STATES THAT A PRINCIPAL EXECUTIVE OFFICER'S COMPENSATION SHOULD BE
     DISCUSSED SEPARATELY WHERE THE POLICY OR DECISIONS FOR THAT EXECUTIVE
     OFFICER ARE MATERIALLY DIFFERENT. PLEASE REVISE YOUR CD&A TO DISCUSS IN
     MORE DETAIL YOUR EXECUTIVE OFFICERS' COMPENSATION, AS CERTAIN AMOUNTS
     LISTED IN YOUR SUMMARY COMPENSATION TABLE APPEAR TO BE BASED ON

                                                                               3

     POLICIES OR DECISIONS THAT ARE MATERIALLY DIFFERENT FROM THE POLICIES OR
     DECISIONS FOR YOUR OTHER EXECUTIVE OFFICERS.

     The Company notes that the amounts of compensation set forth in the Summary
     Compensation Table are materially different for certain executive officers because those officers were founders of the Company and therefore own a greater initial equity interest in the Company. However, the Company does not otherwise have different policies or procedures for these officers, and has added disclosure to this effect to Amendment No. 5 to the Registration
     Statement. (See pages 86, 91 and 92).

ELEMENTS OF OUR COMPENSATION PROGRAM, PAGE 84
---------------------------------------------

6.   YOU STATE YOU DETERMINED COMPENSATION "BASED ON A NUMBER OF FACTORS
     INCLUDING . . . . " PLEASE DELETE THE TERM "INCLUDING" AND DESCRIBE ALL THE
     FACTORS YOU CONSIDERED. SINCE YOU REFER TO THE AMOUNT OF COMPENSATION PAID
     BY OTHER SIMILARLY SITUATED COMPANIES, PLEASE INCLUDE THE BENCHMARKING
     INFORMATION SET FORTH IN ITEM 402(B)(2)(XIV) OF REGULATION S-K.

     The Company has revised the disclosure in Amendment No. 5 to the
     Registration Statement to describe all the factors that have historically been considered in determining the compensation of the Company's executive officers and the factors that will be considered in determining the compensation of the Company's executive officers in the future. (See pages
     86 and 87). With respect to the amount of compensation paid by other similarly-situated companies, while the Chairman of the Company has used his experience with, and general knowledge of, compensation levels for senior executives of other independent energy companies in considering the compensation for the Company's executive officers, the Company has not engaged in any "benchmarking" as contemplated by Item 402(b)(2)(xiv) of
     Regulation S-K. The Company has revised the disclosure in Amendment No. 5 to the Registration Statement accordingly. (See pages 86 and 87).

BASE SALARY, PAGE 84
--------------------

7.   WE NOTE YOUR DISCLOSURE THAT YOUR BASE SALARIES WILL BE REVIEWED ANNUALLY
     AND ADJUSTED TO REFLECT INDIVIDUAL ROLES AND PERFORMANCE AS WELL AS COMPANY
     PERFORMANCE. PLEASE REVISE TO EXPLAIN HOW YOU APPLY THE FIVE FACTORS LISTED
     UNDER THE ELEMENTS SECTION TO DETERMINE THE COMPENSATION AMOUNTS.

                                                                               4

     The Company has revised the disclosure in Amendment No. 5 to the
     Registration Statement accordingly. (See pages 86 and 87).

8.   PLEASE ANALYZE HOW INDIVIDUAL ROLES AND PERFORMANCE FACTORED IN TO THE
     COMPENSATION AMOUNTS YOU DISCLOSE.

     The Company has revised the disclosure in Amendment No. 5 to the
     Registration Statement to explain how the base salaries of its current executive officers were determined. (See page 86).

9.   WITH REGARD TO COMPANY PERFORMANCE, WE NOTE THAT YOU HAVE NOT DISCLOSED ANY
     SPECIFIC ITEMS OF CORPORATE PERFORMANCE THAT ARE EVALUATED OR TARGET LEVELS
     OF CORPORATE PERFORMANCE. PLEASE DISCLOSE THE ITEMS OF CORPORATE
     PERFORMANCE THAT ARE MEASURED AND THE TARGET LEVELS. IF YOU BELIEVE THAT
     DISCLOSURE OF THE TARGET LEVELS WOULD CAUSE YOU COMPETITIVE HARM, USING THE
     STANDARD YOU WOULD USE IF REQUESTING CONFIDENTIAL TREATMENT, PLEASE DISCUSS
     THIS SUPPLEMENTALLY. IN THAT CASE, NOTE THAT YOU MUST STILL INCLUDE
     DISCLOSURE THAT EXPLAINS HOW DIFFICULT IT WILL BE FOR THE EXECUTIVE OR HOW
     LIKELY IT WILL BE TO ACHIEVE THE UNDISCLOSED TARGET LEVELS. WE MAY HAVE
     ADDITIONAL COMMENTS ON WHETHER YOU HAVE MET THE STANDARDS FOR TREATING THE
     INFORMATION CONFIDENTIALLY. PLEASE SEE INSTRUCTION 4 TO ITEM 402(B) OF
     REGULATION S-K.

     Because the Company is a development stage company, without established operations, company performance has not been a factor in determining the annual base salaries of its executive officers. The Company has revised the disclosure in Amendment No. 5 to the Registration Statement to explain how the base salaries of its current executive officers were determined historically, and the criteria under which base salaries are expected to be determined in the future once its initial plants become operational. (See pages 86 and 87).

CASH INCENTIVE BONUSES, PAGE 85
-------------------------------

10.  PLEASE ELABORATE ON HOW YOU DETERMINED THE TARGET BONUSES UPON COMPLETION
     OF THE WOOD RIVER AND FAIRMONT PLANTS. IF YOU HAVE SET SPECIFIC GOALS,
     PLEASE REVISE TO DESCRIBE THEM.

     The Company has revised the disclosure on pages 88 and 89 of the
     Registration Statement to clarify that cash incentive bonuses are not expected to be paid upon completion of its Wood River and Fairmont plants.
     Rather, the Company expects to initiate a program of annual bonuses after commencement of operations at its initial plants. Because the Company is a development stage company, however, specific targets have not yet been established.

                                                                               5

11.  SINCE YOU ARE A DEVELOPMENTAL STAGE COMPANY, PLEASE DISCLOSE HOW YOU EXPECT
     TO FUND THE CASH INCENTIVE BONUSES.

     The Company has revised the disclosure in Amendment No. 5 to the
     Registration Statement accordingly. (See page 89).

EQUITY INCENTIVE COMPENSATION, PAGE 86
--------------------------------------

12.  PLEASE DISCLOSE IF THERE ARE TARGETS THAT MUST BE MET FOR THE OPTIONS
     GRANTED TO EXECUTIVE OFFICERS.

     The Company has revised the disclosure on pages 89 and 90 of Amendment No.
     5 to the Registration Statement to clarify that the options granted under its 2007 Equity Incentive Plan are not based on individual- or company-level performance targets and that any awards made thereunder will vest over time, assuming continued employment with the Company.

ROLE OF EXECUTIVES IN EXECUTIVE COMPENSATION DECISIONS, PAGE 87
---------------------------------------------------------------

13.  THROUGHOUT THIS SECTION YOU USE THE WORD "GENERALLY." PLEASE REVISE TO
     EXPLAIN MORE CLEARLY THE ROLE OF THE BOARD AND/OR COMPENSATION COMMITTEE IN
     THESE COMPENSATION DECISIONS.

     The Company has revised the disclosure in Amendment No. 5 to the
     Registration Statement accordingly. (See page 91).

                     [The remainder of this page is blank.]

                                                                               6

     Please contact the undersigned at (212) 474-1476, or, in my absence, Craig
F. Arcella at (212) 474-1024 or Ronald Cami at (212) 474-1048, with any questions or comments you may have.

                                Very truly yours,

                               Chrystie Hale Perry

Ms. Pamela A. Long
Assistant Director
     United States Securities and Exchange Commission
         Division of Corporation Finance
              100 F Street, N.E.
                  Washington, D.C. 20549-7010

Copy to:

Ms. Brigitte Lippmann,
     United States Securities and Exchange Commission

Mr. Jeffrey Gordon,
     United States Securities and Exchange Commission

Mr. Scott H. Pearce, BioFuel Energy Corp.

Mr. Michael N. Stefanoudakis, BioFuel Energy Corp.